United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of February 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES RESPONDS TO

HOCHSCHILD MINING PLC

SPOKANE, WASHINGTON – February 11, 2009 - Minera Andes Inc. (the “Corporation” or “Minera Andes”, TSX:MAI and US OTC:MNEAF) responds today to a news release issued by Hochschild Mining plc (“Hochschild”) announcing that Hochschild had made “firm proposals” to Minera Andes for the acquisition of its 49% interest in the San José Project or for the acquisition of all of Minera Andes’ shares by way of a plan of arrangement.

The announcement made by Hochschild was a direct response to the Corporation’s news release of February 8 announcing that the Corporation had entered into a letter agreement with Robert R. McEwen, a director and existing shareholder of the Corporation, pursuant to which Mr. McEwen or an affiliate of Mr. McEwen will purchase, on a private placement basis, 121,212,121 common shares of the Corporation at a price of C$0.33 per share, for proceeds of C$40.0 million.

The express primary purpose of the proceeds from the private placement with Mr. McEwen is to provide the Corporation with the funds necessary to (i) pay the outstanding cash call of US$11.3 million made by Minera Santa Cruz S.A., which is controlled by Hochschild, so that the Corporation may maintain its 49% interest in the San José Project; and (ii) repay the aggregate principal amount of US$17.5 million owing by the Corporation to Macquarie Bank Limited (“Macquarie”), US$7.5 million of which is due on or about March 7, 2009 and US$10 million of which is due in September 2009.  The Corporation is currently in default under its credit agreement with Macquarie, entitling Macquarie to demand, upon seven days notice, payment of the entire principal amount of US$17.5 million.  The Corporation’s obligations to Macquarie are secured by all of the Corporation’s present and after-acquired property.

The proposals made by Hochschild were received by the Corporation on February 6, 2009, after a letter agreement had been entered into with Mr. McEwen.  The proposals were thereafter considered by a special committee (the “Special Committee”) comprised of independent directors of the Corporation, together with financial advisors to the Special Committee (Capital West Partners) and separate financial advisors to the Corporation (Scotia Capital Inc.).  Financial advisors had been engaged by the Special Committee and the Corporation in 2007 to consider, among others, similar proposals by Hochschild.

In reviewing the proposals made by Hochschild, the Special Committee and its financial advisors took into consideration, a number of factors, including without limitation and in no particular order, the following:

•

the Corporation had engaged in previous discussions with Hochschild as to a possible business combination similar to the transaction set out in the Hochschild proposals, but the parties were continually unable to come to terms;

•

the Corporation’s previous requests for an extension of the February 17, 2009 deadline to complete the cash call for the San José Project had been refused by Hochschild;

•

any transaction with Hochschild would have taken time to discuss and complete, in which time the Corporation’s obligations to Macquarie Bank Limited would come due;

•

if an extension of the deadline for the cash call been granted for the purposes of discussing with Hochschild its proposals, pursuing those discussions would have resulted in a withdrawal of Mr. McEwen’s offer, significantly weakening the Corporation’s negotiating position with Hochschild and placing the Corporation in a precarious position, should discussions with Hochschild be unsuccessful (as they had many times in the past) and the moratorium on the cash call lifted;

•

in the event discussions with Hochschild were unsuccessful and the Corporation was unable to pay the required cash call in the undetermined and uncertain amount of time in which the Corporation would be provided by Hochschild to do so, its 49% interest in the San José Project would be reduced to approximately 38% compromising the security held by Macquarie and possibly causing all amounts due thereunder to become immediately due and payable and/or forcing the Corporation to complete a distressed financing or disposition of its assets; and

•

the transaction with Mr. McEwen, if completed, will alleviate the Corporation’s distressed financial position, thereby increasing the Corporation’s negotiating position with Hochschild and any other potential acquirors.

In effect it was determined that only by first rectifying the Corporation’s financial situation and, in particular, maintaining its 49% interest in the San José Project, could the Corporation consider the Hochschild proposals and any other strategic alternative that would maximize shareholder value,.

As such, based on the advice of both advisors, the Special Committee determined, that the proposed private placement with Mr. McEwen was fair, from a financial point of view, to the shareholders of the Corporation other than Mr. McEwen.

The news release issued by Hochschild was preceded by a request made by Hochschild to the TSX and Ontario Securities Commission, to re-examine and reconsider the availability of the hardship exemption, upon which the Corporation was relying upon to complete the private placement with Mr. McEwen without convening a shareholder meeting.  Such a shareholder meeting would have necessarily occurred after the deadline for payment of the cash call, even as extended by Hochschild to March 3, 2009.  Simply put, without the availability of the hardship exemption, there can be no assurance that the Corporation will be able to (i) meet the cash call and maintain its interest in the San José Project; and (ii) repay its obligations to Macquarie as scheduled to come due, or as they may be accelerated by Macquarie.

In respect of the cash call due on March 3, 2009, as a result of foreign investment restrictions in Argentina, a transfer of funds must be initiated by the Corporation on or about February 23, 2009.

Accordingly, the Special Committee is of the view that Hochschild’s motivation in issuing its news release dated February 9, 2009 and making the related submission to the TSX and OSC is to delay or cause a termination of the proposed private placement with Mr. McEwen, in turn causing the Corporation to fail to satisfy the cash call, thereby reducing its interest in the San José Project and potentially causing Macquarie to accelerate the payment of amounts due to it or seizing the Corporation’s assets all to afford Hochschild the opportunity to acquire the remaining interest in the San José Project at a depressed price, at the expense of the Corporation’s shareholders.

Minera Andes is a gold, silver and copper exploration Corporation working in Argentina. The Corporation holds approximately 304,000 acres of mineral exploration land in Argentina.  Minera Andes holds a 49% interest in the San José Project, an operating gold and silver mine.  Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program has defined a resource and a preliminary assessment has been completed.  Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 190,158,851 shares issued and outstanding.

This news release is submitted by Allan J. Marter, a Director and the Chairman of the Special Committee of the Board of Directors of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Kristen A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain forward-looking statement and information.  The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. In particular, there can be no assurance that financing will be secured within the time required.  Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:  /s/ Allen V. Ambrose

Allen V. Ambrose, President and Chairman

Dated:  February 18, 2009